UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-1)

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and Amendments

Thereto Filed Pursuant to Rule 13d-2(a)

Under the Securities Exchange Act of 1934*

(Amendment No. 2)

PRIVATE BUSINESS, INC.

(Name of Issuer)

Common Stock, No Par Value

(Title of Class of Securities)

74267D203

(CUSIP Number)

The Lightyear Fund, L.P.

375 Park Avenue, 11th Floor

New York, New York 10152

(212) 328-0555

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 9, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 74267D203	Page 2 of 13

1	NAME OF REPORTING PERSONS: LIGHTYEAR PBI HOLDINGS, LLC, a Delaware limited liability company. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY): Not required.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCES OF FUNDS*
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 17,893,940 8 SHARED VOTING POWER — 9 SOLE DISPOSITIVE POWER 17,893,940 10 SHARED DISPOSITIVE POWER —

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,893,940
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 54.7%
14	TYPE OF REPORTING PERSON* OO

1	NAME OF REPORTING PERSONS: THE LIGHTYEAR FUND, L.P., a Delaware limited partnership. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY): Not required.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCES OF FUNDS*
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER — 8 SHARED VOTING POWER 17,893,940 9 SOLE DISPOSITIVE POWER — 10 SHARED DISPOSITIVE POWER 17,893,940

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,893,940
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 54.7%
14	TYPE OF REPORTING PERSON* PN

1	NAME OF REPORTING PERSONS: LIGHTYEAR CO-INVEST PARTNERSHIP, L.P., a Delaware limited partnership. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY): Not required.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCES OF FUNDS*
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER — 8 SHARED VOTING POWER 17,893,940 9 SOLE DISPOSITIVE POWER — 10 SHARED DISPOSITIVE POWER 17,893,940

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,893,940
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 54.7%
14	TYPE OF REPORTING PERSON* PN

1	NAME OF REPORTING PERSONS: LIGHTYEAR FUND GP, LLC, a Delaware limited liability company. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY): Not required.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCES OF FUNDS*
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER — 8 SHARED VOTING POWER 17,893,940 9 SOLE DISPOSITIVE POWER — 10 SHARED DISPOSITIVE POWER 17,893,940

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,893,940
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 54.7%
14	TYPE OF REPORTING PERSON* OO

1	NAME OF REPORTING PERSONS: MARRON & ASSOCIATES, LLC, a Delaware limited liability company. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY): Not required.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCES OF FUNDS*
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER — 8 SHARED VOTING POWER 17,893,940 9 SOLE DISPOSITIVE POWER — 10 SHARED DISPOSITIVE POWER 17,893,940

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,893,940
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 54.7%
14	TYPE OF REPORTING PERSON* OO

1	NAME OF REPORTING PERSONS: DONALD B. MARRON, an individual. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY): Not required.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCES OF FUNDS*
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER — 8 SHARED VOTING POWER 17,893,940 9 SOLE DISPOSITIVE POWER — 10 SHARED DISPOSITIVE POWER 17,893,940

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,893,940
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 54.7%
14	TYPE OF REPORTING PERSON* IN

This Amendment No. 2 amends and supplements Items 3, 4, 5, 6 and 7 of the initial Schedule 13D jointly filed on January 29, 2004 (the “Initial Schedule 13D”), by (1) Lightyear PBI Holdings, LLC, a Delaware limited liability company (“Holdings”), (2) The Lightyear Fund, L.P., a Delaware limited partnership, (3) Lightyear Co-Invest Partnership, L.P., a Delaware limited partnership, (4) Lightyear Fund GP, LLC, a Delaware limited liability company, (5) Marron & Associates, LLC, a Delaware limited liability company and (6) Mr. Donald B. Marron, an individual (collectively, the “Reporting Persons”), as amended by Amendment No. 1 to the Initial Schedule 13D filed on October 20, 2005 (as amended, the “Schedule 13D”), each relating to the Common Stock, no par value (the “Common Stock”), of Private Business, Inc., a Delaware corporation (the “Company”). Unless otherwise indicated, capitalized terms used herein have the definitions given to them in the Schedule 13D.

This Amendment No. 2 is filed pursuant to the Joint Filing Agreement, dated January 27, 2004, attached to the Schedule 13D as Exhibit 99.1, which is incorporated herein by reference.

1. ITEM 3 OF THE SCHEDULE 13D IS HEREBY AMENDED AND SUPPLEMENTED TO ADD THE FOLLOWING INFORMATION:

Item 3. Source and Amount of Funds or Other Consideration.

Pursuant to a Securities Purchase Agreement by and between the Company and Holdings, dated December 9, 2005 (the “2005 Purchase Agreement”) and a Warrant Agreement by and between the Company and Holdings, dated December 9, 2005 (the “2005 Warrant Agreement”), the Company issued to Holdings warrants to purchase 3,787,879 shares of Common Stock of the Company (the “2005 Warrants”). Subject to adjustment for stock splits, reorganizations or similar events, or adjustments relating to distributions to all of the holders of the Company’s Common Stock, the exercise price of the 2005 Warrants is $1.32 per share. The 2005 Warrant to purchase 1,893,940 shares of Common Stock is exercisable immediately, and the 2005 Warrant to purchase the remaining 1,893,939 shares of Common Stock becomes exercisable on June 9, 2007. The 2005 Warrants expire on January 20, 2014. If the Company repays the Lightyear Loan (as defined in Item 4 below), in whole or in part, within 18 months of the date of the loan, then up to 1,893,940 of the 2005 Warrants will be cancelled on a pro rata basis. The 2005 Purchase Agreement and the 2005 Warrant Agreement contain anti-dilution provisions, registration rights and other customary provisions, all on terms substantially consistent with the warrants the Company previously issued to Holdings in January 2004. The payment of the exercise price may be made, at the option of the registered holder of the 2005 Warrants, (i) in cash, (ii) by wire transfer payable to the order of the Company, (iii) on a net basis, such that the holder receives that number of shares of Common Stock that would otherwise be issuable upon the exercise of the 2005 Warrants less that number of shares of Common Stock having a current market price equal to the aggregate exercise price, or (iv) through a reduction in the aggregate principal amount of the Company’s Senior Subordinated Note due 2010 (the “Note”), such that without the exchange of any funds, such holder receives (a) that number of shares of Common Stock determined by dividing (x) the aggregate principal reduction of the Note (which amount may not exceed the amount that would result in the issuance of that number of shares of Common Stock that remain available for exercise pursuant to the 2005 Warrant Agreement) by (y) the exercise price of the 2005 Warrants, together with a replacement note having equivalent terms as the Note but having a principal amount equal to the principal amount plus accrued interest outstanding under the Note prior to such exchange minus the dollar amount equal to the aggregate exercise price that would otherwise have been paid by such holder for the number of shares of Common Stock with respect to which such 2005 Warrant is being exercised.

The descriptions of the 2005 Purchase Agreement and the 2005 Warrant Agreement contained in this Amendment No. 2 are qualified in their entirety by reference to the 2005 Purchase Agreement and the 2005 Warrant Agreement, which are incorporated by reference as Exhibit 99.7 and Exhibit 99.8 hereto, respectively.

2. ITEM 4 OF THE SCHEDULE 13D IS HEREBY AMENDED AND SUPPLEMENTED TO ADD THE FOLLOWING INFORMATION:

Item 4. Purpose of Transaction.

On December 9, 2005, the Company completed the transactions contemplated by the Merger Agreement. The Company paid the cash portion of the merger consideration from the proceeds of a $10 million loan (the “Lightyear Loan”) received from Holdings on the Closing Date.

In connection with the Lightyear Loan, the Company issued the 2005 Warrants to Holdings under the 2005 Purchase Agreement and the 2005 Warrant Agreement. The 2005 Warrants give Holdings the right to purchase 3,787,879 shares of Common Stock at an exercise price of $1.32 per share. The number of shares purchasable under the 2005 Warrants is equal to 50% of the principal amount of the Lightyear Loan divided by $1.32, which is the price used for valuation of equity in the merger. The 2005 Purchase Agreement and the 2005 Warrant Agreement contain anti-dilution provisions, registration rights and other customary provisions, all on terms substantially consistent with the warrants the Company previously issued to Holdings in January 2004. If the Company repays the Lightyear Loan, in whole or in part, within 18 months of the date of the loan, then up to 1,893,940 of the 2005 Warrants will be cancelled on a pro rata basis.

3. ITEM 5 OF THE SCHEDULE 13D IS HEREBY AMENDED TO DELETE PARAGRAPHS (a)-(c) THEREOF IN THEIR ENTIRETY AND TO SUBSTITUTE THE FOLLOWING INFORMATION:

Item 5. Interest in Securities of the Issuer.

(a) – (b) As a result of the issuance of the Warrants and the 2005 Warrants to Holdings, the Reporting Persons may be deemed to be the beneficial owner of 17,893,940 shares of Common Stock (the “Warrant Shares”). Based upon information contained in the Definitive Proxy Statement on Schedule 14A filed by the Company with the Securities and Exchange Commission (the “SEC”) on November 17, 2005, the Warrant Shares, when issued, would constitute approximately 54.7% of the issued and outstanding shares of Common Stock and approximately 54.6% of the total issued and outstanding shares of the Common Stock, Series A preferred stock, no par value, of the Company and the Series B preferred stock, no par value, of the Company, on a combined basis.

As a result of the issuance of the Warrants and 2005 Warrants to Holdings, each of the Reporting Persons may be deemed to be the beneficial owner of the Warrant Shares. However, until such time as the Warrants and 2005 Warrants are exercised for and into the Warrant Shares, the Reporting Persons are not entitled to any rights as a shareholder of the Company as to the Warrant Shares. As the sole member of Marron & Associates, Mr. Marron could be deemed to have shared voting or dispositive power over the Warrant Shares owned by Holdings. Mr. Marron, however, disclaims beneficial ownership in the Warrant Shares, except to the extent of his pecuniary interest that he may have in Holdings.

Except as set forth herein, to the best knowledge of the Reporting Persons, without independent verification, no shares of Common Stock are beneficially owned by any of the persons named in Item 2 hereof.

(c) Except as set forth in this Amendment No. 2, neither the Reporting Persons nor, to the best knowledge of the Reporting Persons, without independent verification, any person named in Item 2 hereof, has effected any transaction in the Common Stock during the past 60 days.

4. ITEM 6 OF THE SCHEDULE 13D IS HEREBY AMENDED AND SUPPLEMENTED TO ADD THE FOLLOWING INFORMATION:

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The text of Item 3 is incorporated herein by reference.

In exchange for the Lightyear Loan, the Company issued the Note to Holdings. The Note matures on December 9, 2010 and bears interest at the rate of 10% per annum for the first 18 months and 12% per annum thereafter. Interest is payable on the Note semi-annually in arrears on January 1 and July 1 of each year. The Company has the ability to prepay the Note in whole or in part without penalty. Furthermore, the Note contains customary provisions providing for an acceleration of the Note upon an event of default, including upon a change in control of the Company. Finally, the Note contains a covenant which prohibits the Company from creating, incurring, assuming, guaranteeing or suffering to exist any senior indebtedness, or commitments to incur senior indebtedness, in an aggregate principal amount at any one time outstanding in excess of $25 million without Holdings’ consent.

5. ITEM 7 OF THE SCHEDULE 13D IS HEREBY AMENDED AND SUPPLEMENTED TO ADD THE FOLLOWING INFORMATION:

Item 7. Material to be Filed as Exhibits.

Exhibit 99.8 Securities Purchase Agreement.

Exhibit 99.9 Warrant Agreement.

Signatures

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED: December 13, 2005

LIGHTYEAR PBI HOLDINGS, LLC

By:	/s/ Timothy J. Kacani

Name:	Timothy J. Kacani
Title:	Manager

THE LIGHTYEAR FUND, L.P.

By:	Lightyear Fund GP, LLC,
its general partner

By:	Marron & Associates, LLC,
its Managing member

By:	/s/ Timothy J. Kacani
Name:	Timothy J. Kacani,
Attorney-in-Fact for Donald B. Marron

LIGHTYEAR CO-INVEST PARTNERSHIP, L.P.

By:	Lightyear Fund GP, LLC,
its general partner

By:	Marron & Associates, LLC,
its Managing member

By:	/s/ Timothy J. Kacani
Name:	Timothy J. Kacani,
Attorney-in-Fact for Donald B. Marron

LIGHTYEAR FUND GP, LLC

By:	Marron & Associates, LLC,
its Managing member

By:	/s/ Timothy J. Kacani
Name:	Timothy J. Kacani,
Attorney-in-Fact
for Donald B. Marron

MARRON & ASSOCIATES, LLC

By:	/s/ Timothy J. Kacani
Name:	Timothy J. Kacani,
Attorney-in-Fact for
Donald B. Marron

DONALD B. MARRON, an individual

/s/ Timothy J. Kacani
Timothy J. Kacani, Attorney-in-Fact